UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

DYNAVOX INC.

(Name of Issuer)

Class A Common Stock

 (Title of Class of Securities)

26817F104

 (CUSIP Number)

Laurence D. Paredes
BlackRock Kelso Capital
40 East 52nd Street
New York, NY 10022
(212) 810-5790

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 February 26, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 26817F104

1.	Names of Reporting Persons.
BlackRock Kelso Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

7.	Sole Voting Power 272,468 shares of Class A common stock

8.	Shared Voting Power 0

9.	Sole Dispositive Power 272,468 shares of Class A common stock

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,468 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.82%

14.	Type of Reporting Person (See Instructions) IV

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of DynaVox Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

Item 2.	Identity and Background

This Schedule 13D is being filed by BlackRock Kelso Capital Corporation (the “Reporting Person”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Reporting Person.

The Reporting Person is an externally managed, non-diversified closed-end management investment company regulated as a business development company under the Investment Company Act of 1940. The address of the principal executive offices of the Reporting Person is 40 East 52nd Street, New York, NY 10022.

During the last five years, neither the Reporting Person nor, to the best knowledge of the  Reporting Person, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person indirectly owns 272,468 units of DynaVox Systems Holdings LLC (“DynaVox Holdings”).  These units were received in a reclassification of the outstanding limited liability company interests of DynaVox Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in April 2010 (the “Exchange Agreement”), the Reporting Person (and certain permitted transferees) may, from and after April 27, 2011 (subject to the terms of the Exchange Agreement), exchange their units of DynaVox Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of DynaVox Holdings, the Issuer's interest in DynaVox Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the securities reported herein on February 26, 2011, which is 60 days prior to April 27, 2011.

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the units of DynaVox Holdings (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes. The Reporting Person intends to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.	Interest in Securities of the Issuer

Except as noted below, the ownership percentages set forth below are based on 9,383,335 shares of the Issuer’s Class A Common Stock outstanding as of February 1, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2011.

(a) As a result of the Exchange Agreement, the Reporting Person may be deemed to beneficially own 272,468 shares of Class A Common Stock for its own account, representing 2.82% of the total number of shares of Class A Common Stock outstanding.

The Reporting Person through BKC DVSH Blocker, Inc., one of its wholly-owned subsidiaries, the Issuer, Vestar Capital Partners and certain of its affiliates ("Vestar") have entered into a Securityholders Agreement as described in Item 6 hereof.  Assuming exchange of all of the units of DynaVox Holdings for shares of Class A Common Stock, to the best of the Reporting Person’s knowledge, as of the date hereof, the group formed thereby may be deemed to beneficially own an aggregate of 11,812,436 shares of Class A Common Stock (based upon the group’s aggregate holdings of 11,812,436 units of DynaVox Holdings), or 43.34% of the Issuer’s outstanding shares of Class A Common Stock.  Vestar has entered into an Amended and Restated Securityholders Agreement with certain other securityholders of the Issuer and, assuming exchange of all of the units of DynaVox Holdings for shares of Class A Common Stock, may be deemed to beneficially own an additional 6,056,418 shares of Class A Common Stock, or 22.22% of the Issuer’s outstanding shares of Class A Common Stock.  The Reporting Person hereby disclaims beneficial ownership of such additional shares beneficially owned by Vestar.

(b) The Reporting Person has and will have the shared power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns.

(c)  To the best knowledge of the Reporting Person, neither the Reporting Person nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in units of DynaVox Holdings or shares of Class A Common Stock during the past 60 days.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in DynaVox Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The investment assets of the Reporting Person, including the units of DynaVox Holdings held by the Reporting Person, are pledged on customary terms as collateral for its debt arrangements.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Securityholders Agreement, all of which are incorporated by reference as exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person is a party to a Registration Rights Agreement entered into as of April 21, 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of DynaVox Holdings for shares of Class A Common Stock by the Reporting Person and the other parties to the agreement.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

SECURITYHOLDERS AGREEMENT

The Reporting Person is a party to an Securityholders Agreement entered into as of April 21, 2010.  The Securityholders Agreement include, until such time as the securityholders party to such agreement cease to own at least 25% of the total voting power of the Issuer, a voting agreement pursuant to which such securityholders have agreed to vote their shares to elect the Chief Executive Officer as a Director of the Issuer and, for so long as Vestar holds at least 10% of the Issuer’s total voting power, all of the remaining Directors of the Issuer as designated by Vestar. The Securityholders Agreement further prescribes a minimum number of five Directors of the Issuer. The Securityholders Agreement further provides that the securityholders shall vote their shares as directed by Vestar with respect to the approval of any amendment(s) to the organizational documents of the Issuer or DynaVox Holdings or a change in control transaction of the Issuer or DynaVox Holdings.

The Securityholders Agreement also provides the other investors party to the agreement with "tag-along" rights in connection with certain transfers of stock of the Issuer or units of DynaVox Holdings by Vestar and provides Vestar with "take-along" rights, to require such other investors to consent to a proposed sale of DynaVox Holdings initiated by Vestar.

Item 7.	Material to Be Filed as Exhibits

1.
Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.	Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (filed herewith).

3.	Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of March, 2011.

BlackRock Kelso Capital Corporation

By:	/s/ Michael B. Lazar
Name:	Michael B. Lazar
Title:	Chief Operating Officer

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
BlackRock Kelso Capital Corporation

Name	Title
James R. Maher (Chairman)	Director and Chief Executive Officer
François de Saint Phalle	Director
Jerrold B. Harris	Director
William E. Mayer	Director
Maureen K. Usifer	Director
Michael B. Lazar	Chief Operating Officer
Frank D. Gordon	Chief Financial Officer, Secretary and Treasurer
Matthew Fitzgerald	Chief Compliance Officer

EXHIBIT INDEX

1.
Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.	Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (filed herewith).

3.	Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (filed herewith).